Exhibit 99.1
     Earnings to Fixed Charges
     The ratio of earnings to fixed charges for the six months ended April 30, 2006 and April 29, 2007 and for each of the last five fiscal years, was as follows:

						Six Months Ended
Fiscal Year						April 30,	April 29,
2002	2003		2004	2005	2006	2006	2007
4.58x	(a	)	23.32x	24.66	37.41	13.46x	42.26x

(a)	Due to Applied’s loss in fiscal 2003, the ratio of coverage was less than 1:1. Applied would have needed to generate additional earnings of $209 million to achieve the coverage ratio of 1:1.